UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). CHASLAV
                       RADOVICH
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization     US
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Number of        7.        Sole Voting Power     557,851
                                               -----------
Shares

Beneficially     8.        Shared Voting Power    7,654,055
                                                ----------
Owned by

Each             9.        Sole Dispositive Power   557,851
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power   7,654,055
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person     8,211,906
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                 12.    Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row (11) 31.5%
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                 14.    Type of Reporting Person (See Instructions) IN
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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                 Chaslav Radovich
(b) Business Address:                     2445 McCabe Way, Suite 150
                                          Irvine, CA 92614
(c) Present Principal Occupation:         Officer and a director of the Issuer.
(d) Disclosure of Criminal Proceedings:   none
(e) Disclosure of Civil Proceedings:      none
(f) Citizenship:                          US


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Chaslav Radovich is an immediate family member and shares a household with his father, Mr. Radul Radovich, the trustor and beneficiary of St. Petka Trust and owner of Silver Mountain Promotions. The transactions of St. Petka Trust and Silver Mountain Promotions are described below. Mr. Chaslav Radovich did not personally dispose of any shares.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

The privately-negotiated sales were conducted in order to allow St. Petka Trust to pay its expenses and to disburse funds to its Trustor, Mr. Radul Radovich. The transaction by Silver Mountain Promotions was part of an arrangement to purchase a vehicle.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
----------------------------------------------

 Mr. Chaslav Radovich beneficially owns a total of 8,211,906 shares of the Issuer's common stock as follows:

(a) Chaslav Radovich, sole officer and director of the Issuer, owns 513,851 shares individually, and as custodian for his minor child Milena Radovich, who owns 44,000 shares. The aggregate total of those shares is 557,851 or 2.1% of the Issuer's outstanding common stock. Mr. Radovich is an immediate family member and shares a household with the trustor and beneficiaries of The St. Petka Trust, which directly owns 7,563,889 shares of the Issuer's common stock which comprises 29.0% of the Issuer's total issued and outstanding shares. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 89,833 shares are both controlled by an immediate family member of Chaslav Radovich. Therefore, the aggregate ownership by these household members is 8,211,906 shares, or 31.5% of the Issuer's outstanding common stock.

(b) Chaslav Radovich has sole voting and dispostive power as to the 513,851 shares he owns individually and as to the 44,000 shares which he holds as custodian for his minor child, Milena Radovich. The St. Petka Trust has sole voting and dispositive power as to the 7,563,889 shares it owns directly. That entity is controlled by an immediate family member sharing a household with Chaslav Radovich. R&R Holdings, which owns 333 shares, has sole voting and dispositive power as to those shares, and Silver Mountain Promotions, which owns 92,833 shares, has sole dispositive power with regard to the shares it owns; both entities are controlled by an immediate family member sharing a household with Chaslav Radovich.

(c) St. Petka Trust had the following recent privately conducted transactions. On the following dates, St. Petka Trust sold the following amounts of its shares of the Issuer's common stock at $0.50 per share in privately negotiated transactions: September 30, 2005 - 200,000 shares; October 3, 2005, 100,000 shares; October 28, 2005 - 500,000 shares; November 2, 2005; - 300,000 shares. Each purchaser was a different individual or entity. Silver Mountain recently exchanged 3,000 shares of its stock it holds in the Issuer in partial payment for a vehicle purchase. No changes have occurred with Mr. Chaslav Radovich's direct personal holdings. Mr. Chaslav Radovich is an immediate family member and shares a household with Mr. Radul Radovich, who is the owner of Silver Mountain Promotions and the trustor and a beneficiary of the St. Petka Trust.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 2005


Date




/s/ Chaslav Radovich
-----------------------------
Ch